  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX TO FOCUS ON NEAR TERM POTENTIAL REVENUE STREAMS

EDMONTON, ALBERTA - November 28, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on the development of immunotherapies for certain cancers, chronic hepatitis B & C and embolotherapy for tumors, today announced the Company has prioritized its research activities to focus on the completion of its existing pipeline products that provide near term potential revenue streams.

“Our focus is to deliver on the product opportunities from within our existing pipeline. We intend to concentrate resources on the products that provide revenue opportunities in 2008 and 2009, specifically OvaRex® MAb and the Occlusin™ 500 Device. The new business model appropriately balances risk and reward within our development priorities. This new model allows us to invest in programs with promising near term potential and utilize the concepts of co-development and licensing agreements with experienced partners to advance earlier stage products,” said Lorne Tyrrell, M.D., Ph.D., Chief Executive Officer and Chief Scientific Officer of the Company. “With the analysis of the data from the two ongoing Phase III OvaRex® MAb trials expected to be underway in mid 2007, management believes it is important to maintain a strong fiscal position through the pivotal phase in the history of the business.”

With a focus on the Company’s near term product opportunities ViRexx will reduce internal research expenditures in excess of 65% as compared with the planned research expenditures for the 2007/08 time horizon. The Company is now projected to operate with an average monthly expenditure rate of under $900,000. As part of this plan ViRexx will:

•	Focus research expenditures on near term product opportunities,
•	Control expenditures on longer term opportunities by partnering or licensing earlier stage programs to maintain clinical and commercial timelines,
•	Reduce overall expenditures to minimize the level of additional capital required, and
•	Maximize the allocation of existing capital prior to the data analysis of the two ongoing Phase III OvaRex® MAb trials.

ViRexx will accelerate business development efforts by identifying a joint venture partner for its lead Chimigen™ vaccine, HepaVaxx B Vaccine. Partnering the HepaVaxx B Vaccine program prior to a Phase II trial will provide the benefit of a partner with late-stage clinical development expertise and commercial experience in regions, such as Asia, that have the highest incidence of hepatitis B. The Company will reduce its research activities outside of its near term product opportunities and accordingly will reduce its full time equivalents (FTE) in its research division by seven, resulting in an overall FTE count of 23 at ViRexx.

The plan calls for the Company to achieve a number of significant milestones with its existing capital resources. Over the next 12 months the Company expects to reach the following milestones:

•	Completion of the data analysis of two pivotal Phase III trials of OvaRex® MAb,
•	Completion of GMP manufacturing of a clinical batch of Occlusin™ 500 Device,
•	Completion of a Phase II study of immune response to OvaRex® MAb,
•	Initiate technology transfer, scale up, and preparation for the manufacture of OvaRex® MAb with ViRexx’s European supply partner, Tecnogen,
•	Completion of the Phase I Occlusin™ 50 Injection trial,
•	Submission of an Investigational Trial Application (ITA) for a Phase I study of the Occlusin™ 500 Device study,
•	Completion of the Phase I HepaVaxx B Vaccine trial,
•	Submission of a regulatory filing for a HepaVaxx B Vaccine Phase II trial.

ViRexx continues to demonstrate progress on its clinical and business development objectives. The Company recently signed manufacturing, licensing and distribution agreements for OvaRex® MAb between the Company’s wholly owned Irish subsidiary, ViRexx International Corp., with Defiante Farmaceutica, Lda. and Tecnogen S.C.p.A., both subsidiaries of Sigma-Tau Pharmaceuticals, Inc. of Rome, Italy, for the remaining unlicensed European territories.

About ViRexx Medical Corp.
ViRexx Medical Corp. is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include OvaRex® MAb, Occlusin™ 500 Device and Occlusin™ 50 Injection.

The Company’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by the Company’s licensee Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Both Phase III trials have completed enrollment and an analysis of the data is expected in second half of 2007. For additional information about the Company, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com